UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 000-29716

CGI INC.

(Translation of registrant’s name into English)

1350 René-Lévesque Boulevard West

25th Floor

Montreal, Quebec

Canada H3G 1T4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐  Form 20-F            ☒  Form 40-F

INCORPORATION BY REFERENCE

Exhibit 99.2 to this Form 6-K/A shall be deemed incorporated by reference in the Registrant’s Registration Statements on Form S-8, Reg. Nos. 333-197742, 333-220741, 333-261831 and 333-261832.

EXPLANATORY NOTE

CGI Inc. is filing this Form 6-K/A to correct typographical errors to Exhibit 99.2 of the Form 6-K filed on April 26, 2023. Otherwise, that Form 6-K remains unchanged.

EXHIBIT INDEX

Exhibit Number    Description

99.2	Consolidated unaudited financial statements for the three and six months ended March 31, 2023 and 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI INC.
(Registrant)

Date: April 26, 2023	By:	/s/ Benoit Dubé

		Name:	Benoit Dubé

		Title:	Executive Vice-President, Legal and Economic Affairs, and Corporate Secretary